[Tortoise North American Energy Corporation Letterhead]
March 14, 2007
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505
RE: Tortoise North American Energy Corporation (File No. 811-21700)
To the Commission:
Tortoise North American Energy Corporation (the “Company”), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), hereby provides the following in connection with the Company’s fidelity bond for the 2007-2008 year:
1. A copy of the bond coverage for the Company (the “Bond”) (attached as EX99.1).
2. A copy of the Board meeting resolutions of the Company, which were adopted by the Board, and a majority of the members thereof who are not “interested persons” (as defined in the 1940 Act) of the Company (attached as EX99.2).
The premium for the Bond was paid for the policy period from February 25, 2007 to February 25, 2008.
Please contact the undersigned at 913-981-1020 if you have any questions concerning this filing.
Sincerely,
/s/ Terry Matlack
Terry Matlack Chief Financial Officer